Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

PROPOSED PARTICIPATION IN CAPITAL INTRODUCTION OF SINOPEC MARKETING

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, as approved at the sixteenth meeting of the fourth session of the Board, the Company proposes to participate in the Capital Introduction (as defined below) of Sinopec Marketing Company Ltd. (“Sinopec Marketing”).

Sinopec Marketing, established in 1985, is a wholly-owned subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”, Stock Code: 386). In April 2014, Sinopec Corp., taking Sinopec Marketing as the platform, commenced the reorganization of its marketing business, and injected its relevant businesses and assets into Sinopec Marketing. Upon completion of the reorganization, Sinopec Marketing has become a limited liability company held by a sole legal person and remains owned as to 100% by Sinopec Corp. Sinopec Marketing’s main business scope includes the storage and logistics, retail sales, direct sales and distribution of petroleum products such as refined oil, natural gas and fuel oil, etc., as well as the development and operation of the non-fuel business (such as convenience stores and car services, etc.). It is intended that after the reorganization, social and private capital will be introduced to Sinopec Marketing through a capital increase of Sinopec Marketing (the “Capital Introduction”). For further details of Sinopec Marketing and the Capital Introduction, please refer to the announcement entitled “Progress Update Announcement of the Restructuring of Sinopec’s Marketing Business” published by Sinopec Corp. on 30 June 2014.

The Company will comply with the disclosure obligations under the relevant regulatory requirements and the listing rules of the jurisdictions where the Company is listed on a timely basis.

Commission File Number 001-31914

No agreement has been entered into by the Company with respect to the above proposed transaction as at the date of this announcement. There is no assurance that the Company will participate in the Capital Introduction. As the proposed transaction may or may not proceed, shareholders and potential investors of the Company are advised to exercise caution when dealing in securities of the Company.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 August 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang

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